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Duplex Cinema & Cafe

Movie Theater

Albuquerque, NM 87102
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This is a preview. It will become public when you start accepting investment.
THE PITCH
Duplex Cinema & Cafe is seeking investment to purchase equipment and secure working capital.
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
OUR STORY

Duplex Cinema & Cafe is a startup movie theater company based in Albuquerque, New Mexico. It co
American favorite craft foods. In addition to the industry's first-ever fully Concessions Drive-Thru ac
Our concept allows us to fully operate each component (Cinema, Café and Concessions) individually
further potential unprecedented times. As a company we strive to become an innovative trailblazer i
way for movie going and stream services to co-exist.

This is a preview. It will become public when you start accepting investment.
THE TEAM
DeHaven Barnes
Founder & CEO

DeHaven Barnes is the visionary and creator behind Duplex Cinema & Café with a passion for movie

LOCATION

Albuquerque is the most populated city in New Mexico.

Known for being an arts hub, Albuquerque has many theaters, galleries and museums.
Albuquerque's unique cuisine and food scene also make it a top culinary destination.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Licensing & Fee's $5,000
Architectural Fee's $5,000
Buildout Deposit $20,000
Cinema Equipment Deposit $12,000
Cafe Equipment Deposit $5,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,971,000 $5,021,300 $5,372,793 $5,641,432 $5,810,674
Cost of Goods Sold $468,000 $1,545,139 $1,653,299 $1,735,963 $1,788,041
Gross Profit $2,503,000 $3,476,161 $3,719,494 $3,905,469 $4,022,633

EXPENSES

Rent $384,000 $393,600 $403,440 $413,526 $423,864
Utilities $36,000 $36,900 $37,822 $38,767 $39,736
Salaries $660,000 $1,944,795 $2,080,931 $2,184,977 $2,250,526
Insurance $24,000 $24,600 $25,215 $25,845 $26,491
Repairs & Maintenance $30,000 $30,750 $31,518 $32,305 $33,112
Operating Profit $1,369,000 $1,045,516 $1,140,568 $1,210,049 $1,248,904
This information is provided by Duplex Cinema & Cafe. Mainvest never predicts or projects performa
this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Investment Round Status
Target Raise $50,000
Maximum Raise $100,000
Amount Invested $0
Investors 0

Duplex Cinema & Cafe [Duplex Entertainment LLC] was established in October, 2020. Accordingly, th
and information for investors to review. When evaluating this investment opportunity, investors shou
section as well.

Risk Factors

Limited Operating History

Duplex Cinema & Cafe [Duplex Entertainment LLC] is a newly established entity and has no history f

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or con
ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in t

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any c

You Do Have a Downside

Conversely, if Duplex Cinema & Cafe [Duplex Entertainment LLC] fails to generate enough revenue, y
money.

The Company Might Need More Capital

Duplex Cinema & Cafe [Duplex Entertainment LLC] might need to raise more capital in the future to f
and equipment, hire new team members, market its services, pay overhead and general administrati
reasons. There is no assurance that additional capital will be available when needed, or that it will be
adverse to your interests as an investor. If Duplex Cinema & Cafe [Duplex Entertainment LLC] is unab
needed, it could be forced to delay its business plan or even cease operations altogether.

Competition

The market in which we operate is highly competitive and could become increasingly competitive wi
Cinema & Cafe [Duplex Entertainment LLC] competes with many other businesses, both large and sr
location, and customer experience. Changes in customer preference away from Duplex Cinema & Ca
business or the inability to compete successfully against the with other competitors could negatively
Entertainment LLC]'s financial performance.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guara

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